SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM
The GAAP financial statements in this Form 6-K of On Track Innovations Ltd. are incorporated by reference into the  Form F-3  registration numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320 and 333-153667 and Form S-8 registration numbers  333-128106, 333-140786, 333-149034 and 333-149575 of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: May 11, 2010

Press Release

OTI Reports Strong First Quarter 2010 Financial Results

• Non-GAAP Operating Profit of $1.2 Million
• Gross Margin Increased to 57%
• Revenues Increased to $14.4 Million
• Cash, Cash Equivalents and Short-Term Investments of $40.4 Million as of March 31

Iselin, NJ – May 10, 2010 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the first quarter ended March 31, 2010. Following are various financial figures that compare the first quarter of 2010 to 2009.

•	Strong balance sheet with cash, cash equivalents and short-term investments of $40.4 million as of March 31, 2010.

•	Total revenues of $14.4 million, a 71% increase from last year.

•	Gross margin increased to 57% vs. 51% last year.

•	Non-GAAP operating expenses of $7.1 million, a 19% increase compared to $5.9 million last year. GAAP operating expenses of $8.2 million, a 14% increase compared to $7.2 million last year.

•	Non-GAAP operating profit of $1.2 million, compared to operating loss of $1.6 million last year. GAAP operating profit of $75,000, compared to operating loss of $2.9 million last year.

•	Net cash provided by continuing operating activities of $9.5 million.

Oded Bashan, Chairman and CEO of OTI, said: “In the first quarter we were able to significantly increase revenues and gross margin, improve our cash flow position and achieve operating profit. These excellent results are the outcome of a lengthy, calculated process, of reorganization and strategy shift that we have been implementing in the past two years. We are focusing on projects that provide high gross margin, we implemented a cost cutting program, mainly in R&D and G&A, we increased our marketing and sales efforts, and we made a strategic decision to exit the non profitable card manufacturing business through the sale of MCT assets.”

Discontinued Operations
During the fourth quarter of 2009, the Company signed an agreement for the sale of the assets of OTI’s subsidiary Millennium Card's Technology Ltd ("MCT") including the machinery and inlay production IP of OTI to SMARTRAC NV. Results for the discontinued operations have been separated and are presented separately for both 2009 and 2010 statements.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges related to employees and non employees in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 - Equity-Based Payments to Non-Employees (formerly EITF 96-18), amortization of intangible assets and results from discontinued operations. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors. Reconciliations between GAAP measures and non-GAAP are provided later in this press release.

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for May 10, 2010, at 9:00 AM ET to discuss operating results and future outlook. To participate, call:
1-888-407-2553 (U.S. toll free), 1-800-227-297 (Israel toll free). To listen to the Web cast, use the following link: http://www.otiglobal.com/Investors_Introduction
For those unable to participate, the teleconference will be available for replay until midnight May 17th, by calling U.S.: 1-877-456-0009 on the web at: http://www.otiglobal.com/Investors_Introduction

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact: Galit Mendelson Vice President of Corporate Relations 201 944 5200 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com

# # #
(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements.  Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards ,market acceptance of new and existing products and our ability to execute production on orders, as well as the other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2009 and in subsequent filings with the Securities and Exchange Commission.   Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved.  Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31 2010	December 31 2009
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	$33,386	$26,884
Short-term investments	7,016	5,086
Trade receivables (net of allowance for doubtful accounts of $2,794 and $2,777 as of March 31, 2010 and December 31, 2009, respectively)	4,342	6,595
Other receivables and prepaid expenses	2,529	2,478
Inventories	8,946	6,265

Total current assets	56,219	47,308

Severance pay deposits fund	1,139	1,112

Property, plant and equipment, net	13,826	14,366

Intangible assets, net	1,374	1,532

Assets from discontinued operation – held for sale	5,795	12,358

Total Assets	$78,353	$76,676

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31	December 31
	2010	2009
	(Unaudited)	(Audited)
Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities of long-term bank loans	$5,268	$6,255
Trade payables	8,022	9,649
Other current liabilities	26,809	16,174
Total current liabilities	40,099	32,078

Long-Term Liabilities
Long-term loans, net of current maturities	2,770	2,642
Accrued severance pay	3,478	3,373
Deferred tax liability	111	120
Total long-term liabilities	6,359	6,135

Total Liabilities	46,458	38,213

Liabilities related to discontinued operation	1,555	8,495

Commitments and Contingencies

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized – 50,000,000 shares as of March 31, 2010 and December 31, 2009; issued and outstanding 24,380,137 and 23,946,316 shares as of March 31, 2010 and December 31, 2009, respectively	583	571
Additional paid-in capital	188,461	187,473
Accumulated other comprehensive income	435	570
Accumulated deficit	(159,107)	(158,623)
Shareholder’s equity	30,372	29,991
Noncontrolling interest	(32)	(23)

Total Equity	30,340	29,968

Total Liabilities and Shareholders’ Equity	$78,353	$76,676

ON TRACK INNOVATIONS LTD.
NON GAAP CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Three months ended March 31
	2010	2009
	(Unaudited)	(Unaudited)
Revenues
Sales	$13,540	$7,956
Licensing and transaction fees	874	457

Total revenues	14,414	8,413

Cost of revenues
Cost of sales	6,152	4,100
Total cost of revenues	6,152	4,100

Gross profit	8,262	4,313
Operating expenses
Research and development	1,534	1,381
Selling and marketing	3,557	2,932
General and administrative	1,970	1,636

Total operating expenses	7,061	5,949

Operating profit (loss)	1,201	(1,636)
Financial income (expense), net	(545)	204

Income (loss) before taxes on income	656	(1,432)

Taxes on income	(82)	23

Net profit (loss)	574	(1,409)

Net loss attributable to noncontrolling interest	9	44
Net profit (loss) attributable to shareholders	$583	$(1,365)

Basic and diluted net profit (loss) attributable to shareholders per ordinary share	$0.02	$(0.06)
Weighted average number of ordinary shares used in computing basic net profit (loss) per ordinary share	24,155,916	21,787,272
Weighted average number of ordinary shares used in computing diluted net profit (loss) per ordinary share	26,865,470	21,787,272

Adjustments from results based on GAAP to exclude:

(a)	The effect of stock-based compensation related to employees and non employees in accordance with ASC Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 (formerly EITF 96-18).
(b)	The effect of amortization of intangible assets.
(c)	The effect of discontinued operation.

ON TRACK INNOVATIONS LTD.
GAAP CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Three months ended March 31
	2010	2009
	(Unaudited)	(Unaudited)
Revenues
Sales	$13,540	$7,956
Licensing and transaction fees	874	457

Total revenues	14,414	8,413

Cost of revenues
Cost of sales	6,158	4,115
Total cost of revenues	6,158	4,115

Gross profit	8,256	4,298
Operating expenses
Research and development	2,048	1,964
Selling and marketing	3,733	3,074
General and administrative	2,256	1,850
Amortization of intangible assets	144	264

Total operating expenses	8,181	7,152

Operating profit (loss)	75	(2,854)
Financial income (expense), net	(545)	204

Loss before taxes on income	(470)	(2,650)

Taxes on income	(82)	23

Net loss from continuing operations	(552)	(2,627)
Net profit (loss) from discontinued operations	59	(1,207)

Net loss	(493)	(3,834)

Net loss attributable to noncontrolling interest	9	44
Net loss attributable to shareholders	$(484)	$(3,790)

Basic and diluted net profit (loss) attributable to shareholders per ordinary share
From continuing operations	$(0.02)	$(0.12)
From discontinued operations	$0.00	$(0.05)
	$(0.02)	$(0.17)
Weighted average number of ordinary shares used in computing basic net profit (loss) per ordinary share	24,155,916	21,787,272
Weighted average number of ordinary shares used incomputing diluted net profit (loss) per ordinary share	26,865,470	21,787,272

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended March 31, 2010 Adjustments		Non-GAAP

Revenues
Sales	$13,540	-		$13,540
Licensing and transaction fees	874	-		874
Total revenues	14,414			14,414

Cost of Revenues
Cost of sales	6,158	(6	) (a)	6,152
Total cost of revenues	6,158	(6)		6,152

Gross profit	8,256	6		8,262

Operating Expenses
Research and development	2,048	(514	) (a)	1,534
Selling and marketing	3,733	(176	) (a)	3,557
General and administrative	2,256	(286	) (a)	1,970
Amortization of intangible assets	144	(144	) (b)	-
Total operating expenses	8,181	(1,120)		7,061

Operating profit	75	1,126		1,201
Financial expenses, net	(545)	-		(545)
Profit (loss) before taxes on income	(470)	1,126		656
Taxes on income	(82)	-		(82)

Net profit (loss) from continuing operation	(552)	1,126		574
Net profit from discontinued operation	59	(59	) (c)	-

Net profit (loss)	$(493)	$1,067		$574

Net loss attributable to noncontrolling interest	9	-		9
Net profit (loss) attributable to shareholders	$(484)	$1,067		$583

Basic and diluted net profit (loss) attributable to shareholders per ordinary share
From continuing operation	$(0.02)	$0.04		$0.02
From discontinued operation	$0.00	$(0.00)		-
Weighted average number of ordinary shares used in computing basic net profit (loss) per ordinary share	24,155,916			24,155,916
Weighted average number of ordinary shares used in computing diluted net profit (loss) per ordinary share	26,865,470			26,865,470

(a)	The effect of stock-based compensation related to employees and non employees in accordance with ASC Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 (formerly EITF 96-18).
(b)	The effect of amortization of intangible assets.
(c)	The effect of discontinued operation.

ON TRACK INNOVATIONS LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP
UNAUDITED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended March 31, 2009 Adjustments		Non-GAAP

Revenues
Sales	$7,956	-		$7,956
Licensing and transaction fees	457	-		457
Total revenues	8,413			8,413

Cost of Revenues
Cost of sales	4,115	(15	) (a)	4,100
Total cost of revenues	4,115	(15)		4,100

Gross profit	4,298	15		4,313

Operating Expenses
Research and development	1,964	(583	) (a)	1,381
Selling and marketing	3,074	(142	) (a)	2,932
General and administrative	1,850	(214	) (a)	1,636
Amortization of intangible assets	264	(264	) (b)	-
Total operating expenses	7,152	(1,203)		5,949

Operating loss	(2,854)	1,218		(1,636)
Financial income, net	204	-		204
Loss before taxes on income	(2,650)	1,218		(1,432)
Taxes on income	23	-		23

Net loss from continuing operation	(2,627)	1,218		(1,409)
Net loss from discontinued operation	(1,207)	1,207	(c)	-

Net loss	$(3,834)	$2,425		$(1,409)

Net loss attributable to noncontrolling interest	44	-		44
Net loss attributable to shareholders	$(3,790)	$2,425		$(1,365)

Basic and diluted net loss attributable to shareholders per ordinary share
From continuing operation	$(0.12)	$0.06		$(0.06)
From discontinued operation	$(0.05)	$0.05		-
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	21,787,272			21,787,272

(a)	The effect of stock-based compensation related to employees and non employees in accordance with ASC Topic 718 (originally issued as SFAS No. 123(R)) and ASC Subtopic 505-50 (formerly EITF 96-18).
(b)  The effect of amortization of intangible assets.
(c)  The effect of discontinued operation.

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Three months ended March 31
	2010	2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss from continuing operations	$(552)	$(2,627)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation related to options and shares issued to employees and others	982	954
Gain on sale of property and equipment	(6)	-
Amortization of intangible assets	144	264
Depreciation	370	338

Accrued severance pay, net	78	(380)
Accrued interest and linkage differences on long-term loans	14	(24)
Decrease in deferred tax liability	(9)	(22)
Decrease (increase) in trade receivables, net	2,217	(206)
Increase in other receivables and prepaid expenses	(68)	(560)
Decrease (increase) in inventories	(2,804)	179
Decrease in trade payables	(1,543)	(600)
Increase in other current liabilities	10,664	790
Net cash provided by (used in) continuing operating activities	9,487	(1,894)

Cash flows from investing activities

Purchase of property and equipment	(179)	(213)
Purchase of available-for-sale securities	(2,830)	(514)
Proceeds from maturity of available-for-sale securities	984	1,372
Other, net	6	-
Net cash provided by (used in) continuing investing activities	(2,019)	645

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	(972)	606
Proceeds from long-term bank loans	419	-
Repayment of long-term bank loans	(110)	(93)
Proceeds from receipt on account of shares and exercise of options and warrants, net	18	232
Net cash provided by (used in) continuing financing activities	(645)	745

Cash flows from discontinued operations
Net cash used in discontinued operating activities	(306)	(909)
Total net cash used in discontinued activities	(306)	(909)

Effect of exchange rate changes on cash	(15)	12

Increase (decrease) in cash and cash equivalents	6,502	(1,401)
Cash and cash equivalents at the beginning of the year	26,884	27,196

Cash and cash equivalents at the end of the period	$33,386	$25,795